Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Splash Wines, Inc.
52 N Palmetto Avenue, Suite #106
Eagle, ID 83616
https://www.splashwines.com

Up to $617,995.73 in Common Stock at $1.87
Minimum Target Amount: $14,999.27

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Splash Wines, Inc.
Address: 52 N Palmetto Avenue, Suite #106, Eagle, ID 83616
State of Incorporation: ID
Date Incorporated: October 02, 2014

Terms:

Equity

Offering Minimum: $14,999.27 | 8,021 shares of Common Stock
Offering Maximum: $617,995.73 | 330,479 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.87
Minimum Investment Amount (per investor): $499.29

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Combo/Avid Investor Perk

Invest $500+ (minimum investment) within the first two weeks and receive 5% bonus shares

Invest $1,000+ within the first two weeks and receive 7% bonus shares

Invest $2,500+ within the first two weeks and receive 10% bonus shares

Invest $5,000+ within the first two weeks and receive 12% bonus shares

Invest $10,000+ within the first two weeks and receive 15% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive an invitation to the Private Investor Group

Tier 2 Perk — Invest $1000+ and receive 5% Splash Cash

Tier 3 Perk — Invest $2,500+ and receive 5% Splash Cash and 3 bottles of Champagne

Tier 4 Perk — Invest $5,000+ and receive 5% SplashCash and 6 bottles of Champagne

Tier 5 Perk — Invest $10,000+ and receive 10% splash cash and Quarterly 15 bottle shipment for 1 year

Tier 6 Perk — Invest $25,000+ and receive 10% splash cash, 12 bottles of Chateau Franc-Cardinal, Quarterly 15 bottle shipment for 2 years, and Lifetime founders membership to splash wines

Tier 7 Perk — Invest $50,000+ and receive 10% Splash Cash, Lifetime Founders Membership to Splash and Dinner + winery tour with Founders in Napa, all-inclusive

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Splash Wines will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.87 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $187. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Time-Based Perks and Volume-Based Perks in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Splash Wines is devoted to upending and changing the direct-to-consumer, online wine space. We deliver exceptional, value-oriented wines directly to the doors of consumers throughout the United States. With a focus on fanatical customer service, outstanding quality, and affordable pricing, we believe we have become one of the leading companies in the incredibly fractured online wine industry in the United States.

Our primary source of revenue generation is from selling wine directly to customers online around the United States. To facilitate this, Splash has long-term relationships with wineries around the world and, with third-party agreements, the company imports the wine to fulfillment centers in New York and California, and from their order are packaged for last-mile delivery to the consumer. In addition to product sales, Splash generates revenue from our membership programs for frequent customers, including annual and lifetime memberships that provide regular, loyal customers with added benefits, including extra Splash Cash back per order and free shipping on all orders.

Splash Wines also has a related entity with common ownership, CellarStash Wine Marketplace, Inc. CellarStash was originally started as a part of Splash Wines but was spun out as a separate entity in 2020. Currently, the company has similar ownership and has an agreement in place with Splash where Splash manages the entity.

Competitors and Industry

Competitors

While the models are somewhat variable in terms of pricing strategies and revenue models (continuity vs one-off purchases), we believe that the primary differentiator between Splash and the competition (the most recognizable brands in our space being Winc, Naked Wines, Bright Cellars and Wine Insiders) is the Splash dedication to an incredible, easy-to-access Customer Service team that is fanatical about keeping our customers happy and earning their repeat business.

Secondly, from a business philosophy, we have a history of running profitably. Additionally, we believe that most businesses in our space are not profitable because they could be spending an incredibly high amount on customer acquisition and never see the lifetime value to merit those costs. Because Splash acquires customers with discipline and then treat our existing customers like valuable assets, we believe that the lifetime value of our customers is far in excess of the competition. We believe this has been a huge benefit for us and really sets us apart from the competition.

Industry

Among e-commerce marketing channels, the online wine space has a few very notable distinguishing qualities. The biggest is that Amazon, because of compliance conflicts with respect to retail and wholesale license requirements that emerged following their purchase of Whole Foods, is only operating in a very limited basis in this space (marketing wine solely through Whole Foods) and as a result, is not a significant factor in the marketplace. In addition, wine is an increasingly popular beverage choice, with per capita consumption increasing almost annually since at least 2005 (Wine consumption per U.S. resident 2021 | Statista). We believe there is no leading player in the online space and further that most companies are not profitable and underfinanced. With limited Amazon competition, a steadily growing market and no dominant player, we believe the online wine space is a compelling market opportunity that is ripe for consolidation.

Splash launched and grew quickly in the entry level wine space, with pricing generally between $5.99-$9.99 per bottle which we believe is the sweet spot in the US market right now - 57% of wine in the US is consumed from $4-$10.99, according to Statista. However, we believe this market is very underserved in the online wine space and Splash is looking to continue to capitalize. In addition, Splash is looking to expand their philosophy to higher price points as well, acquiring companies and customers in that space.

Current Stage and Roadmap

Current stage

We are currently in-market with our product or service. Splash has been in existence since 2015 and has grown to be what we believe to be one of leading companies in the extremely fractured online wine space, garnering more and better reviews (over 24,000 5-star reviews total on Trustpilot) than any other company in the space.

We successfully acquired the assets including IP customer list and inventory of a smaller competitor in our space, Wine Awesomeness. This could lay the blueprint for future acquisitions. It has given Splash the model and experience to begin consolidating the industry efficiently.

We have further seen post-COVID retraction bottom out which we believe to be ahead of the rest of the industry and we are again on a growth curve with a baseline of 2.5X of our pre-COVID (2019) results.

Roadmap

Splash is looking to consolidate the online wine space and truly become the dominant player. We're already a leader in Customer Service, as evidenced by our massive amount of positive customer reviews. By expanding our customer and company acquisition efforts, we think Splash is positioned to roll up the industry and become the one of the leading direct to consumer wine companies in the space.

The Team

Officers and Directors

Name: Robert Mackay Imeson

Robert Mackay Imeson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Director
  Dates of Service: October, 2014 - Present
  Responsibilities: Founder and Chief Executive Officer, Mr. Imeson runs all day-to-day executive decisions for the company. He currently receives an annual salary of $282,000 and is one of the principal security holders.

Other business experience in the past three years:

- **Employer:** CellarStash Wine Marketplace, Inc.

Title: CEO & Director
Dates of Service: February, 2020 - Present
Responsibilities: Mr. Imeson is the CEO & Director of CellarStash, a related entity to Splash Wines Inc. Mr. Imeson does not manage the company day-to-day and his primary focus is on Splash Wines, however, CellarStash was started originally as a part of Splash Wines and was spun out from Splash Wines in 2020 as a separate entity. The company has similar ownership and is managed by Splash Wines.

Name: Parker Louis Imeson

Parker Louis Imeson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: January, 2015 - Present
  Responsibilities: Daily Operations management, with a focus on inventory and order management, supplier relations, and customer service oversight. Currently receives an annual salary of $120,000.

Other business experience in the past three years:

- **Employer:** CellarStash Wine Marketplace, Inc.
  Title: Chief Operating Officer
  Dates of Service: February, 2020 - Present
  Responsibilities: Mr. Imeson is the COO of CellarStash, a related entity to Splash Wines Inc. Mr. Imeson does not manage the company day-to-day and his primary focus is on Splash Wines, however, CellarStash was started originally as a part of Splash Wines and was spun out from Splash Wines in 2020 as a separate entity. The company has similar ownership and is managed by Splash Wines.

Name: Patrick William Mackay Imeson

Patrick William Mackay Imeson's current primary role is with Black Diamond Financial Group. Patrick William Mackay Imeson currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June, 2015 - Present
  Responsibilities: Mr. Imeson is a Director and Advisor to Splash wines. He does not current receive any compensation for this role.

Other business experience in the past three years:

- **Employer:** Black Diamond Financial Group
  Title: Managing Director
  Dates of Service: January, 2007 - Present
  Responsibilities: I lead a team of professionals in the pursuit of opportunistic investments in the $1M - $20M range. Our fund is non thematic - we find deals we like and pursue them aggressively. Current portfolio includes: clean energy, natural resources, software, artificial intelligence and more. We are always looking at new deals so send them our way.

Other business experience in the past three years:

- **Employer:** Morgan Mining LLC
  Title: Investor / Advisor
  Dates of Service: January, 2019 - Present
  Responsibilities: Investor

Other business experience in the past three years:

- **Employer:** Atomai, Inc.
  Title: Executive Chariman / Interim CEO
  Dates of Service: January, 2015 - Present
  Responsibilities: Executive Chariman / Interim CEO

Other business experience in the past three years:

- **Employer:** Montana Goldfields Inc.
  Title: CEO
  Dates of Service: January, 2014 - Present
  Responsibilities: Mr. Imeson is the CEO of Montana Goldfields Inc.

Other business experience in the past three years:

- **Employer:** NewStream Energy Technologies Group, Inc.
  Title: Executive Chairman
  Dates of Service: January, 2021 - Present
  Responsibilities: Mr. Imeson provides board leadership for the company.

Other business experience in the past three years:

- **Employer:** CellarStash Wine Marketplace, Inc.
  Title: Director
  Dates of Service: February, 2020 - Present

Responsibilities: Mr. Imeson is a Director of CellarStash, a related entity to Splash Wines Inc. Mr. Imeson does not manage the company day-to-day and his primary focus is on Splash Wines, however, CellarStash was started originally as a part of Splash Wines and was spun out from Splash Wines in 2020 as a separate entity. The company has similar ownership and is managed by Splash Wines.

Name: Dale Slear

Dale Slear's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Information Officer
  Dates of Service: April, 2023 - Present
  Responsibilities: Maintain and improve internal technology processes to maximize productivity and enhance customer experience. Salary: $120,000

Other business experience in the past three years:

- **Employer:** Wine Awesomeness
  Title: CTO/COO
  Dates of Service: January, 2013 - December, 2022
  Responsibilities: Building a bad ass brand around wine through my team's creative and technical abilities.

Name: Garrett Mackay Imeson

Garrett Mackay Imeson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  Dates of Service: January, 2015 - Present
  Responsibilities: Mr. Imeson spearheads the revenue generation and customer acquisition channels for Splash and its affiliated brands. He currently receives an annual salary of $135,000.

Other business experience in the past three years:

- **Employer:** CellarStash Wine Marketplace, Inc.
  Title: Chief Marketing Officer
  Dates of Service: February, 2020 - Present
  Responsibilities: Mr. Imeson is the CMO of CellarStash, a related entity to Splash Wines Inc. Mr. Imeson does not manage the company day-to-day and his primary focus is on Splash Wines, however, CellarStash was started originally as

a part of Splash Wines and was spun out from Splash Wines in 2020 as a separate entity. The company has similar ownership and is managed by Splash Wines.

Name: Bruce Samuel Cunningham

Bruce Samuel Cunningham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Director
  Dates of Service: July, 2019 - Present
  Responsibilities: Mr. Cunningham leads Product Development and Supply Chain Management for the company. He currently receives an annual salary of $60,000 for his role.

Other business experience in the past three years:

- **Employer:** CellarStash Wine Marketplace, Inc.
  Title: Director & President
  Dates of Service: February, 2020 - Present
  Responsibilities: Mr. Cunningham is a Director & President of CellarStash, a related entity to Splash Wines Inc. Mr. Cunningham does not manage the company day-to-day and his primary focus is on Splash Wines, however, CellarStash was started originally as a part of Splash Wines and was spun out from Splash Wines in 2020 as a separate entity. The company has similar ownership and is managed by Splash Wines.

Name: Abigail Knox Berman

Abigail Knox Berman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January, 2015 - Present
  Responsibilities: Abigail Berman is a Director on the Board of the company and a principal shareholder of Splash Wines, she does not currently receive any additional compensation for her Director role.

Name: Trevor Pettennude

Trevor Pettennude's current primary role is with Zuni Payments LLC DBA Banctek Solutions. Trevor Pettennude currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April, 2015 - Present
  Responsibilities: Mr. Pettenude is a Director on the Board of the Company, he does not currently receive any compensation for this role.

Other business experience in the past three years:

- **Employer:** Zuni Payments LLC DBA Banctek Solutions
  Title: CEO
  Dates of Service: January, 2018 - Present
  Responsibilities: Executive Management

Other business experience in the past three years:

- **Employer:** CellarStash Wine Marketplace, Inc.
  Title: Director
  Dates of Service: February, 2020 - Present
  Responsibilities: Mr. Pettennude is a Director of CellarStash, a related entity to Splash Wines Inc. Mr. Pettennude does not manage the company day-to-day and his primary focus is on Splash Wines, however, CellarStash was started originally as a part of Splash Wines and was spun out from Splash Wines in 2020 as a separate entity. The company has similar ownership and is managed by Splash Wines.

Name: Michael Beane

Michael Beane's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: June, 2021 - Present
  Responsibilities: Specialties: -Build corporate value -Design and implement solutions to complex business issues -Team leader and team builder -Negotiate sound contracts for M&A transactions -Create, articulate and implement strategic change Salary: $120,000

Other business experience in the past three years:

- **Employer:** SMB LLC
  Title: Managing Member
  Dates of Service: January, 2005 - Present
  Responsibilities: High level financial management of Splash Operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Shares that an investor is buying has voting rights attached to them. However,

you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day

operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Splash Wines or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Splash Wines could harm our reputation and materially negatively impact our financial condition and business.

Market Risk
The wine industry is subject to market fluctuations, which can impact consumer

demand, pricing, and overall profitability. Changes in consumer preferences, economic conditions, or regulatory factors can affect Splash Wines' sales and revenue.

Competitive Landscape
The wine industry is highly competitive, with numerous established players and emerging competitors. Splash Wines may face challenges in acquiring and retaining customers, as well as maintaining a competitive edge against other wine retailers, online marketplaces, or local wineries.

Operational Risks
Like any business, Splash Wines faces operational risks such as supply chain disruptions, logistical challenges, quality control issues, or production delays. Any inefficiencies in operations could impact the company's ability to meet customer demands or maintain profitability.

Regulatory and Compliance Risks
Compliance with regulations is crucial for any business, particularly in the alcohol industry. Splash Wines must adhere to various federal, state, and local laws related to alcohol sales, distribution, and licensing. Failure to comply with these regulations could result in penalties, fines, or legal issues.

Cybersecurity Risks
As an online retailer, Splash Wines collects and stores customer data, including payment information. The company could be susceptible to cybersecurity breaches, hacking attempts, or data theft, which may harm its reputation, lead to financial losses, or result in legal liabilities.

Dependence on Suppliers and Partners
Splash Wines relies on its network of wine suppliers and delivery partners. Any disruptions in the supply chain, including issues with sourcing quality wines, delivery delays, or relationship strains with key partners, could negatively impact the company's operations and customer satisfaction.

Consumer Preferences
Changes in consumer tastes and preferences can significantly affect the demand for certain wines or wine-related products. If Splash Wines fails to adapt to evolving consumer trends or misjudges market demand, it could lead to inventory write-offs, reduced sales, and financial losses.

Economic Factors
General economic conditions, such as recessions, inflation, or fluctuations in consumer spending patterns, can impact discretionary purchases like wine. A downturn in the economy may result in decreased consumer demand and lower sales for Splash Wines.

A majority of the leadership team also holds leadership roles at a related entity.
Rob Imeson, Garret Imeson, Parker Imeson, Patrick Imeson, Bruce Cunningham, and Trevor Pettennude are currently Directors & Officers of Splash Wines Inc. They also

are Directros & Officers of a related entity, CellarStash. CellarStash was originally started as a business line underneath the Splash Wines umbrella, however, in 2020, leadership decided to spin out the business into a separate entity. The leadership team stayed on in similar roles however transferred day-to-day management to others as they focus primarily on Splash Wines as their main business. Splash Wines team manages CellarStash and the company may decide to re-acquire CellarStash at some point but as of now, there is no specific plan in place. However, it should be clear that the D&Os are focused on Splash primarily.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Robert Imeson	2,475,000	Common Stock	15.44%
Abigail Berman	2,275,000	Common Stock	14.19%
Carolena Imeson	2,050,000	Common Stock	12.79%

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 330,479 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 15,361,069 outstanding.

Voting Rights

One vote per share.

Material Rights

Stock Options

The total amount outstanding includes 2,057,500 shares to be issued pursuant to stock options issued.

Warrants

The total amount outstanding includes 20,795 warrants that were exercised and 136,946 warrants that expired on March 31, 2023.

Series A Preferred Stock

The amount of security authorized is 2,000,000 with a total of 667,201 outstanding.

Voting Rights

Equal to the number whole shares of Common Stock into which the Series A Preferred Stock held by such shareholder are convertible into as of the record date for determining stockholders entitled to vote on such matters. Fractional shares are converted to the nearest whole number with one-half being rounded upward.

Material Rights

Series A Preferred Stock contains Dividend Rights and Conversion Rights outlined in Exhibit F of this offering memorandum.

Preferred Stock

The amount of security authorized is 8,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $42,552,927 compared to $29,579,543 in fiscal year 2022. The decline was due to the fact that fiscal year 2021 (July 2021-June 2022) was dominated by COVID which began a few months prior to the start of the fiscal year. The result was a dramatic spike in direct-to-consumer delivery of wine which was a preferred way for consumers to purchase wine while other channels suffered varying degrees of shutdown for much of the year. For Splash, the bottom-line was that revenues in FY 2021 were nearly 3.55X the prior pre-Covid year.

In FY 2022, the country was returning to a new normal which resulted in many consumers returning to retail and restaurant purchasing for wine. This resulted in the decline; however, a significant portion of the new customer base that was generated by the pandemic was retained by Splash; FY 2022 sales were still roughly 2.5X sales in the pre-Covid period.

Cost of sales

Cost of Sales for fiscal year 2021 was $37,947,745 compared to $25,085,839 in fiscal year 2022. The primary reason for the lower costs was the decline in revenue as reviewed above.

Gross Profit

Gross margins for fiscal year 2021 were $4,605,181 compared to $4,493,703 in fiscal year 2022. In fiscal year 2022 the gross margin was 15.1% as compared to 10.8% in fiscal year 2021. The primary reason for the improvement in fiscal year 2022 was attributed to the fact that, in 2021, supply chain issues resulted in higher product costs that were further strained by the fact that the Splash was forced to use product purchased on the spot market at typically higher costs. In fiscal year 2022, the company was able to return to traditional sources and supply chain costs (transport) were reduced over the course of the year with the result that margins increased significantly.

Expenses

Operating Expenses for fiscal year 2021 were $4,157,684 compared to $3,741,598 in fiscal year 2022. This decline in costs was attributable to largely to the post-Covid world. During Covid, supply chain costs escalated (shipping, glass, dry goods, last mile) due to shortages. Further, Splash was forced to purchase wine on the spot market because traditional suppliers were unable to produce to meet demand and the costs were generally higher working through third parties. At the same time, Other Expenses increased in FY 2022 due largely to the increase in interest expense related to the management decison to increase inventory levels significantly due to continuing concerns about the tenuous state of the supply chain in the post-Covid world.

Historical results and cash flows:

Splash is currently in the growth stage and has been revenue generating since 2015. With eight years history, management is able to fairly accurately forecast future revenue and cash flows, particularly the next 12 months. Past cash was primarily generated through marketing wine directly to the consumer. Our goal now is to acquire other companies in the industry to increase both top and bottomline revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2023, the Company has capital resources available in the form of a $4.0m SBA loan from Bank of Commerce. The company also has a shareholder loan of 500k that is available and Cash on hand of approximately $89,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations as the company has other funds and capital resources available to contiue profitable operations. The funds from the Crownfunding campaing will be utilized primarily to acquire other companies to spur both top and bottomline revenue.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has access to, 40% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate on an-ongoing basis. This is based on the fact that the company is currently profitable and anticipates profitability in the future.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to contiune to operate profitably into the forseeable future and will be able to augment current growth by acquiring companies in the industry to enhance both top and bottomline revenue.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital except expansion of the SBA loan from $4.0M to $5.0M which is currently under discussion.

Indebtedness

- **Creditor:** Flynn Properties LLC

Amount Owed: $226,605.00
Interest Rate: 0.0%
The Company has entered into operating lease agreements with Flynn Properties LLC for renting of business premises located at 52 N. Palmetto in Eagle, Idaho; the lease periods expires on July 31, 2027. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants.

- **Creditor:** Bank of Commerce
  Amount Owed: $4,000,000.00
  Interest Rate: 9.0%
  Maturity Date: December 15, 2023
  On December 15, 2022, the Company executed a new line of credit with Bank of Commerce – the maximum amount of this line of credit is $4,000,000 with an interest rate of Prime plus 2% and the maturity date is December 15, 2023. At the end of January 2023, the company implemented the Bank of Commerce line of credit and paid off the $4.0M AION line of credit.

- **Creditor:** Jessica Imeson and Robert Imeson
  Amount Owed: $500,000.00
  Interest Rate: 0.0%
  In January 2023, Jessica Imeson and Robert Imeson loaned the Company up to $700,000 for operations.

- **Creditor:** Cloud 9 Investments LLC
  Amount Owed: $140,000.00
  Interest Rate: 12.0%
  On April 27, 2015, the Company issued convertible note to Cloud 9 Investments LLC, whose owners are board members of Splash Wines Inc in the amount of $100,000, with an interest rate of 12.0%. As of June 30, 2022, the outstanding liability on this note was $186,170. When Convertible Note issuance was recorded, only $50,000 was received by Splash, whereas $50,000 was still left to be received. This amount is recorded under an account Due from Related Parties and outstanding balance as of June 30, 2022 and June 30, 2021, is $50,000. The convertible note to Cloud Nine has been capped at $140k. No further interest will be due.

Related Party Transactions

- **Name of Entity:** JA Imports LLC
  Names of 20% owners: (a company owned 100% by Jessica Imeson who owns one million shares of the Company and is related to the major shareholders of the Company)
  Relationship to Company: Officer

Nature / amount of interest in the transaction: Consulting
Material Terms: Splash Wines Inc has an agreement with JA Imports LLC to manage compliance and wine importing for the company. Splash Wines Inc. pays JA Imports LLC a monthly consulting fee to manage its responsibilities.

- **Name of Entity:** Five board members ($10,000 each) to invest in CellarStash.
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Loan
  Material Terms: In 2022, the Company loaned $50,000 to five board members ($10,000 each) to invest in CellarStash. There is no interest rate or maturity date. As of June 30, 2022 and June 30, 2021, the outstanding balance of the amount due from related parties is $50,000 and $0, respectively.

- **Name of Entity:** Jessica Imeson and Robert Imeson
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Loan
  Material Terms: On May 9, 2022, the Company borrowed money from its shareholders, Jessica Imeson and Robert Imeson – $150,000 from each shareholder, with flat fee of 3% and maturity date set to August 26, 2022. As of June 30, 2022, the total outstanding balance of these loans was $209,189. This loan has been fully repaid.

- **Name of Entity:** Cloud 9 Investments LLC
  Names of 20% owners: whose owners are board members of Splash Wines Inc
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Convertible Note
  Material Terms: On April 27, 2015, the Company issued convertible note to Cloud 9 Investments LLC, whose owners are board members of Splash Wines Inc in the amount of $100,000, with an interest rate of 12.0%. As of June 30, 2022, the outstanding liability on this note was $186,170. When Convertible Note issuance was recorded, only $50,000 was received by Splash, whereas $50,000 was still left to be received. This amount is recorded under an account Due from Related Parties and outstanding balance as of June 30, 2022 and June 30, 2021, is $50,000. Cloud Nine convertible was fully paid.

- **Name of Entity:** Patrick Imeson
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Loan
  Material Terms: In connection with the Cloud 9 debenture, the company loaned Patrick Imeson, a principal of Cloud 9 and a director of Splash Wines, $50,000 on April 27th 2015 at an interest rate of 6%. That debt is recorded under an account Due from Related Parties and outstanding balance as of June 30, 2022 and June 30, 2021, is $50,000 plus accumulated interest of $24,000 as of April 27, 2023 for a total of $74,000.

- **Name of Entity:** Robert Imeson and Jessica Imeson

Relationship to Company: Officer
Nature / amount of interest in the transaction: Loan
Material Terms: Subsequently, Robert Imeson and Jessica Imeson have agreed to loan the company up to $700k. That is now at 500k.

Valuation

Pre-Money Valuation: $29,972,864.90

Valuation Details:

Splash Wines has set its valuation for this offering at based on an analysis of multiple factors including historical metrics as well as a recent competitor valuation.

Fundraising History

First, for historical reference, The last time Splash completed equity financing was in FY 2019 when the company raised under $1.0M through SeedInvest. That year, Splash realized total top-line revenue of $11,984,041.29 and the team determined that a reasonable valuation would be in the range of 1.00-1.50X, taking into account the fact that Splash was experiencing very solid market growth at that time.

Historical Revenue

In addition, we also analyzed comparable competitor businesses operating in the same space and Splash Wines' own recent revenue. As a comparison, in FY 2022 the company achieved $29,579,543 in revenue (in the range of 2.5x our 2019 numbers) and profits have increased significantly as well. However, management elected to keep the valuation for this offering at approximately 1.0x trailing year (FY 2022) revenues which is more conservative than the 2019 valuation primarily because of overall market conditions at the current time.

Comparative Companies

As a comparative, Winc, a direct-to-consumer competitor of Splash, completed a Series C fundraising in 2019 at a 110m valuation despite the fact that the company sales were less than half that. Additionally, Winc was not profitable between 2019 and 2021.*

Based on the above analysis of the company's revenue and comparable competitor analysis, we have determined our pre-money valuation as outlined.

*Source: https://www.crowdfundinsider.com/2019/11/154660-modern-winery-winc-seeks-up-to-15-million-on-seedinvest/amp/

Disclaimers

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) no shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.27 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Fees*
  94.5%
  StartEngine Premium Fees

If we raise the over allotment amount of $617,995.73, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  25.0%
  The company will be launching new acquisition channels and focusing on development of an analytical marketing approach supported by data interpretation

- *Inventory*
  25.0%
  The company will be expanding our wine inventory as our customer base expands.

- *Competitor acquisition*
  44.5%
  Splash is focusing on a plan to add $10M in annual revenue via acquisition of companies that are current competitors

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than October 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.splashwines.com (https://www.splashwines.com/annualreport).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/splashwines

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Splash Wines, Inc.

[See attached]

SPLASH WINES, INC.

FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Splash Wines, Inc.
Eagle, Idaho

We have reviewed the accompanying financial statements of Splash Wines, Inc. (the "Company,"), which comprise the balance sheet as of June 30, 2022, and June 30, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending June 30, 2022 and June 30, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

May 25, 2023
Los Angeles, California

SPLASH WINES INC.
BALANCE SHEET
(UNAUDITED)

As of June 30,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 372,302	$ 391,464
Accounts Receivable, net	695,626	30,266
Right to Market Inventory	6,798,933	6,793,042
Due from Related Parties	100,000	50,000
Note Receivable	247,704	221,000
Prepaids and Other Current Assets	382,804	257,083
Total Current Assets	**8,597,369**	**7,742,855**
Property and Equipment, net	46,827	50,792
Intangible Assets	(0)	500
Loan Fees	671	3,932
Funding Fees	36,873	67,173
Right-of-Use Assets	218,805	-
Total Assets	**$ 8,900,545**	**$ 7,865,252**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 1,628,000	$ 2,456,569
Credit Cards	787,541	1,145,799
Convertible Note	100,000	100,000
Accrued Interest on Convertible Note	40,493	40,493
Line of Credit	3,691,957	2,315,623
Shareholder Loan	209,189	-
Other Current Liabilities	339,251	321,074
Total Current Liabilities	**6,796,430**	**6,379,557**
Promissory Notes and Loans	-	-
Right-of-Use Lease, Operating Lease	226,605	-
Total Liabilities	**7,023,036**	**6,379,557**
STOCKHOLDERS EQUITY		
Common Stock	855,701	855,701
Series A Preferred Stock	630,052	630,052
Additional Paid in Capital	1,224,157	1,224,157
Retained Earnings/(Accumulated Deficit)	(832,400)	(1,224,215)
Total Stockholders' Equity	**1,877,509**	**1,485,695**
Total Liabilities and Stockholders' Equity	**$ 8,900,545**	**$ 7,865,252**

See accompanying notes to financial statements.

For Fiscal Year Ended June 30,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 29,579,543	$ 42,552,927
Cost of Goods Sold	25,085,839	37,947,745
Gross Profit	4,493,703	4,605,181
Operating Expenses		
General and Administrative	2,718,980	3,780,957
Sales and Marketing	1,022,619	376,727
Total Operating Expenses	3,741,598	4,157,684
Operating Income/(Loss)	752,105	447,497
Interest Expense	526,765	181,272
Other Loss/(Income)	(334,173)	(654,986)
Income/(Loss) before provision for income taxes	559,513	921,211
Provision/(Benefit) for income taxes	163,303	81,074
Net Income/(Net Loss)	**$ 396,210**	**$ 840,137**

See accompanying notes to financial statements.

SPLASH WINES INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Series A Preferred Stock Shares	Series A Preferred Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—June 30, 2020	**12,508,118**	**$ 675,493**	**667,201**	**$ 630,052**	**$ 1,224,157**	**$ (2,064,352)**	**$ 465,350**
Issuance of Stock	795,452	$ 180,208					**$ 180,208**
Net Income/(Loss)						840,137	840,137
Balance—June 30, 2021	**13,303,570**	**855,701**	**667,201**	**630,052**	**1,224,157**	**$ (1,224,215)**	**$ 1,485,695**
Introduction of new leasing standard (ASC 842)						(4,396)	(4,396)
Net Income/(Loss)						396,210	396,210
Balance—June 30, 2022	**13,303,570**	**$ 855,701**	**667,201**	**$ 630,052**	**$ 1,224,157**	**$ (832,400)**	**$ 1,877,509**

See accompanying notes to financial statements.

SPLASH WINES INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended June 30,		**2022**		**2021**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(Loss)	$	396,210	$	840,137
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		3,965		4,373
Amortization of Intangibles		500		13,453
Amortization of Loan Fees		3,261		3,261
Amortization of Funding Fees		30,300		25,242
ROU Expense		3,404		
Changes in operating assets and liabilities:				
Accounts Receivable, net		(665,360)		(30,266)
Right to Market Inventory		(5,892)		(4,203,483)
Prepaids and Other Current Assets		(125,720)		665,161
Note Receivable		(26,704)		50,000
Due from Related Parties		(50,000)		349,247
Accounts Payable		(828,568)		(734,926)
Credit Cards		(358,258)		344,430
Other Current Liabilities		18,177		(120,842)
Net cash provided/(used) by operating activities		**(1,604,685)**		**(2,794,212)**
CASH FLOW FROM INVESTING ACTIVITIES				
Funding Fees		-		(15,175)
Net cash provided/(used) in investing activities		**-**		**(15,175)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution				180,208
Line of Credit		1,376,334		1,650,870
Borrowing on Promissory Notes and Loans		-		(127,361)
Borrowing on Shareholder Loans		209,189		(264,643)
Borrowing on Convertible Notes		-		(155,000)
Net cash provided/(used) by financing activities		**1,585,522**		**1,284,074**
Change in Cash		(19,163)		(1,525,313)
Cash—beginning of year		391,464		1,916,778
Cash—end of year	**$**	**372,302**	**$**	**391,464**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	526,765	$	181,272
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Splash Wines, Inc. was incorporated on October 2, 2014 in the state of Idaho. The financial statements of Splash Wines, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Eagle, Idaho.

Splash Wines Inc. operates from headquarters in Eagle Idaho as a direct-to-consumer wine marketing company. The company accesses wines from across the planet and markets to approximately 250,000 customers in the USA. Wine is imported under exclusive agreements and last mile fulfillment is also a third-party process which is managed in two warehouses (New York and California).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the fiscal year ended on June 30 as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2022, and June 30, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $122,046 and $41,459, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of June 30, 2022 and 2021, the Company determined that no reserve was necessary.

Right to Market Inventory

Splash Wines is considered a third-party provider meaning that the company is not licensed (either federally or state) to sell wine but rather operates through a designated licensee. In that respect, the company has an exclusive agreement with JA Imports which holds both import and wholesale licenses. JA is responsible to purchase and warehouse wine (both import and domestic) on behalf of Splash and is the entity that holds title to that inventory. Splash markets the wine to and charges the credit cards of the end customer. The funds are then routed from Splash to JA Imports to pay for the wine and associated expenses. Splash is responsible to provide funds JA to ensure all JA suppliers invoices. The advanced funds give Splash the exclusive right to market the inventory on behalf of JA and are booked as a current asset under Right to market inventory.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture and Fixtures	7 years
Office Equipment	7 years
Automotive Equipment	5 years
Leasehold Improvements	7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Intangibles include website development with estimated useful life of three years.

Income Taxes

Splash Wines, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of wine products.

Cost of goods

Costs of goods sold include the cost of finished goods, storage, shipping, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended June 30, 2022 and June 30, 2021 amounted to $1,022,619 and $376,727, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 25, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain office space under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of office space.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed June 30, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of use asset, net	$ -	$ 250,409	$ 250,409	$ 250,409
Liabilities				
Current Portion of Lease Obligation	-	28,199	28,199	$ 28,199
Lease Obligation	-	226,605	226,605	$ 226,605
Deferred Rent Current	-	-	-	$ -
Deferred Rent Non-current	-	-	-	$ -
Equity				
Retained Earnings	-	(4,396)	(4,396)	$ (4,396)
Total	$ -	$ -	$ -	$ -

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended June 30,	2022	2021
Employee Advances	$ 1,100	$ 2,000
Prepaid Expense	22,245	18,067
Other Current Assets	106,684	237,016
Income Tax Receivable	252,775	-
Total Prepaids and Other Current Assets	**$ 382,804**	**$ 257,083**

Note Receivable

The Company has a receivable from CellarStash in total amount of $221,000 for assets that were transfer from Splash Wines, Inc to CellarStash at the time of separation. The agreed interest rate on this note is 5% and the maturity date is set on October 31, 2023. As of December 31, 2022 and December 31, 2021, the outstanding balance of the note is $247,704 and $221,000, respectively.

Payable and Other Current Liabilities

Accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended June 30,	2022	2021
Accrued Expenses	$ 180,000	$ 240,000
Income Taxes Accrued	159,251	81,074
Total Other Current Liabilities	**$ 339,251**	**$ 321,074**

4. PROPERTY AND EQUIPMENT

As of June 30, 2022, and June 30, 2021, property and equipment consists of:

As of Year Ended June 30,	2022	2021
Furniture and Fixtures	$ 6,203	$ 6,203
Office Equipment	10,596	10,596
Automotive Equipment	16,773	16,773
Leasehold Improvements	49,068	49,068
Property and Equipment, at Cost	**82,640**	**82,640**
Accumulated Depreciation	(35,813)	(31,848)
Property and Equipment, Net	**$ 46,827**	**$ 50,792**

Depreciation expenses for property and equipment for the fiscal year ended June 30, 2022, and 2021 were in the amount of $3,965 and $4,373 respectively.

5. INTANGIBLE ASSETS

As of June 30, 2022, and June 30, 2021, intangible asset consists of:

As of Year Ended June 30,		2022		2021
Website	$	75,772	$	75,772
Intangible Assets, at cost		**75,772**		**75,772**
Accumulated Amortization		(75,772)		(75,272)
Intangible Assets, Net	**$**	**(0)**	**$**	**500**

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended June 30, 2022 and 2021 were in the amount of $500 and $13,453 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Stock with no par value. As of June 30, 2022, and June 30, 2021, 13,303,570 shares of Common Stock have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of Preferred Stock with no par value. As of June 30, 2022, and June 30, 2021, 667,201 shares of Preferred Stock have been issued and are outstanding.

7. SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company initially reserved 2,200,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options and Warrants

The Company granted stock options and warrants. The stock options and warrants were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended June 30,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options and warrant granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options and warrants is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options and warrants granted using the historical volatility of startup companies. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option and warrants grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options and warrants granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized s incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Remaining Contract Term
Outstanding at June 30, 2020	2,057,500	$ 0.64	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at June 30, 2021	2,057,500	$ 0.64	5.76
Exercisable Options at June 30, 2021	2,057,500	$ 0.64	5.76
Granted	-	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at June 30, 2022	2,057,500	$ 0.64	4.76
Exercisable Options at June 30, 2022	2,057,500	$ 0.64	4.76

Stock option expenses for the years ended June 30, 2022, and June 30, 2021 were $0.

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards		Weighted Average Exercise Value	Weighted Average Remaining Contract Term
Outstanding at June 30, 2020	157,740	$	1.06	-
Granted	-			
Exercised	(11,342)			
Forfeited	-			-
Outstanding at June 30, 2021	146,398	$	1.06	0.97
Granted		$	1.06	
Exercised	-	$	-	
Forfeited	-	$	-	
Outstanding at June 30, 2022	146,398	$	1.06	0.00

Warrants expenses for the years ended June 30, 2022, and June 30, 2021 were $0.

8. DEBT

Leases

The Company has entered into operating lease agreements with Flynn Properties LLC for renting of business premises located at 52 N. Palmetto in Eagle, Idaho; the lease periods expires on July 31, 2027. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to leases is as follows:

		June 30, 2022
Lease Liability		
Beginning Balance	$	254,805
Additions	$	-
Lease Payments		(28,199)
Balance at end of period	$	226,605

The aggregate minimum annual lease payments under operating lease in effect on June 30, 2022, are as follows:

		June 30, 2022
2023	$	53,556
2024		55,160
2025		56,822
2026		58,516
2027		60,266
Thereafter		5,034
Total	**$**	**289,354**

Line of Credit

The Company entered into a Line of Credit agreement with AION FINANCIAL TECHNOLOGIES INC., a Delaware corporation. The credit facility size is $4,000,000. The interest rate is 16.50% per annum. The total outstanding balance as of June 30, 2022 and June 30, 2021 was $3,691,957 and $2,315,623, respectively. The entire balance is classified as current.

Owner Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended June 2022			For the Year Ended June 2021		
Owner	Principal Amount	Flat fee	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Jessica Imeson	$ 150,000	3.00%	05/09/2022	08/26/2022	$ 104,594		$ 104,594	$ -		
Robert Imeson	$ 150,000	3.00%	05/09/2022	08/26/2022	104,594		$ 104,594	-		
Total					$ 209,189	$ -	$ 209,189	$ -	$ -	$ -

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended June 2022					For the Year Ended June 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note - Cloud 9 Investments LLC	$ 100,000	12.00%	04/27/2015	04/27/2018	-	40,493	100,000	-	140,493	-	40,493	100,000	$ -	140,493
Total					$ -	$ 40,493	$ 100,000	$ -	$ 140,493	$ -	$ 40,493	$ 100,000	$ -	$ 35,000

The convertible note is convertible into 936,800 shares of capital voting stock.

9. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

Federal, state, and local	$ 163,303
Foreign	$ -
Total	$ 163,303

Deferred tax assets (liabilities) comprised the following:

Operating Accruals	$ -
Total	$ -

Total deferred tax assets and deferred tax liabilities were as follows:

Deferred Tax Assets	$	-
Deferred Tax Liabilities	$	-
Net current deferred tax asset	$	-

Since the Company has a positive income and it expects to continue operating positively no valuation allowance has been applied against deferred tax assets.

10. RELATED PARTY

Splash Wines Inc has an agreement with JA Imports LLC (a company owned 100% by Jessica Imeson who owns one million shares of the Company and is related to the major shareholders of the Company) to manage compliance and wine importing for the company. Splash Wines Inc. pays JA Imports LLC a monthly consulting fee to manage its responsibilities.

On May 9, 2022, the Company borrowed money from its shareholders, Jessica Imeson and Robert Imeson – $150,000 from each shareholder, with flat fee of 3% and maturity date set to August 26, 2022. As of June 30, 2022, the total outstanding balance of these loans was $209,189.

On April 27, 2015, the Company issued a convertible note to Cloud 9 Investments LLC, whose owners are board members of Splash Wines Inc, in the amount of $100,000, with an interest rate of 12.0%. The parties subsequently agreed to cap the interest at $40,492.80 and further that the note would be converted prior to the end of June 2023 in the amount of 936,800 shares. In connection with this debenture, the company loaned Patrick Imeson, a principal of Cloud 9 and a director of Splash Wines, $50,000 on April 27th 2015 at an interest rate of 6%. That debt is recorded under an account Due from Related Parties and outstanding balance as of June 30, 2022 and June 30, 2021, is $50,000 plus accumulated interest of $24,000 as of April 27, 2023 for a total of $74,000.

In 2022, the Company loaned $50,000 to five board members ($10,000 each) to invest in CellarStash. There is no interest rate or maturity date. As of June 30, 2022 and June 30, 2021, the outstanding balance of the amount due from related parties is $50,000 and $0, respectively.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from June 30, 2022 through May 25, 2023, which is the date the financial statements were available to be issued.

On December 15, 2022, the Company executed a new line of credit with Bank of Commerce – the maximum amount of this line of credit is $4,000,000 with an interest rate of Prime plus 2% and the maturity date is December 15, 2023. At the end of January 2023, the company implemented the Bank of Commerce line of credit and paid off the $4.0M AION line of credit.

In 2023, the Company purchased the assets of Wine Awesomeness. The assets purchased included IP customer list and inventory.

In January 2023, Jessica Imeson and Robert Imeson loaned the Company up to $700,000 for operations.

As of March 31, 2023, 20,795 warrants have been exercised and 136,946 warrants have expired.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Splash Wines is not live or open to the public at this moment.

INVEST IN SPLASH WINES TODAY!

Never Buy A Wine That Doesn't Meet Your Highest Expectations

Splash Wines is a leading direct-to-consumer (DTC) e-commerce wine company with revenues of $29,579,543 in 2022, making it a profitable and thriving leader in the wine ...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Splash

$0 Raised

REASONS TO INVEST

- COMPETITIVE ADVANTAGE & DIFFERENTIATION: Splash Wines prides itself on its fanatical customer service, consistently earning the highest ratings on Trustpilot. While some competitors struggle with profitability due to high customer acquisition costs, Splash takes a disciplined approach and focuses on the lifetime value of its customers.
- GROWTH POTENTIAL: As one of the leading direct-to-consumer (DTC) e-commerce wine companies in the U.S., Splash has experienced 2.5X revenue growth from 2019 - 2022. We achieved $29,579,543 in FY 2022.
- OUR AGILE BUSINESS MODEL: With our agile approach and focus on delivering wines priced below $10, Splash is ready to diversify its product offerings and leverage its digital retail capability.

Invest Now
$1.87 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$499.29	$29.97M

THE PITCH

Exceptional Quality, Affordable Prices

Over the past few years, especially during the COVID-19 pandemic, many consumers moved to online retailers, but not all online spaces are easy to navigate. Splash Wines is an online wine space devoted to changing direct-to-consumer interaction. The company delivers exceptional, value-oriented wines directly to the doors of consumers around the U.S. while focusing on fanatical customer service, outstanding quality, and affordable pricing. Splash Wines has become one of the leading companies in the online wine industry and has achieved 24,000+ 5-star reviews on Trustpilot (Source).


The mission of the company is to do what it takes to deliver, directly to the consumer, good quality wine at a price that is attractive and affordable to the largest sector of wine buying customers across the USA.

Splash was founded as a family business with three generations of experience in the alcohol space and decades of experience in the e-commerce space. Rob Imeson, Splash Founder, has a broad range of experience in the industry including over 20 years in direct-to-consumer wine marketing. The Imeson family has over three generations of wine marketing experience and, as the company has grown, Splash has added a team of seasoned experts to the management team to ensure the best chance of a successful future. With three generations of experience, Splash has built and maintained relationships with wineries worldwide, helping provide customers with excellent quality products at exceptional value.

THE PROBLEM & OUR SOLUTION

Leading The Way With Stellar Customer Service

In the online wine industry, many businesses struggle to provide exceptional customer service. Based on our research, competitors often lack a dedicated and easily accessible customer service team, leading to customer dissatisfaction and a lack of repeat business. Additionally, these businesses may overspend on customer acquisition without considering the long-term value of customers, resulting in unsustainable profitability.

HOW IT WORKS

Customers

Splash sends an email or text to the customer as part of its marketing campaigns

Choose a curated case

Marketing features either a curated case or a "buildyour-own" case offer from Splash's ***expertly selected*** inventory of wines from around the world

OR

Build your own case

Customers place orders in minutes with upsell opportunities throughout the process, often resulting in net ***upsell rates of over 25%***, increasing both revenue and margin

Deliver fast to the door

Quick and efficient delivery has orders arriving to the customer's door as early ***as the next day and normally within 2-3*** business days

Splash Wines sets itself apart by prioritizing customer service which ensures high lifetime value and profitability. The company has an unwavering dedication to its exceptional and easily accessible customer service team, ensuring customer satisfaction, and earning repeat business while setting Splash Wines apart from its competitors. Splash Wines also treats existing customers as valuable assets to ensure their loyalty and maintain profits. The company's commitment to providing industry-leading value, eliminating excessive markups, and prioritizing customer satisfaction allows Splash Wines to stand out in the space.

THE MARKET & OUR TRACTION

Making A Splash In The Market

The absence of Amazon in the online wine industry sets it apart from major e-commerce sectors, creating what we believe is a compelling market opportunity (Source). Splash Wines operates in this online wine industry, generating revenue primarily through direct sales to customers across the U.S. The company also offers membership programs that provide additional benefits to loyal customers, contributing to revenue generation.


Splash Wines has become one of the leading companies in the online wine industry, and has achieved over 24,000+ 5-star reviews. ★★★★★

Splash Wines has obtained their 24,000+ 5-star reviews on TrustPilot.

Wine consumption per capita has been consistently increasing since 2005, indicating a growing market demand (Source). Splash Wines has initially focused on dominating the entry-level wine market, offering wines priced between $5.99 and $9.99 per bottle. This price range aligns with the sweet spot in the U.S. market, as 57% of wine consumed falls within the $4 to $10.99 range (Source). The company's traction in the market is already notable, achieving revenues of $29.6 million in Fiscal Year 2022. Additionally, the COVID-19 pandemic had a positive financial impact on Splash Wines, with sales growing significantly from approximately $11,984,041 million in FY 2019, spiking to over $42,552,927 million in FY 2021 before settling at current levels of $29,579,543 million for FY 2022.

THE MARKET

57%	57% of wine consumed in USA is between $4 and $11 per bottle
90%	90% of wine sold by The Company is under $10 per bottle
4.6/5	4.6/5 stars over 30,000+ reviews on Trustpilot; higher than any other wine company in the USA

AVERAGE PRICE/BOTTLE MIX


< $5
< $5 – $6.99
< $7 – $8.99
< $9 – $10.99
< $11
7%
18%
3%
21%
51%

WHY INVEST

Bringing Wine To Every Door

KEY FIGURES

$29.6M	Revenues (FY22)
2.5X Revenue	Growth since FY19
>800K	Customer database
4.5M	Bottle of wine shipped in FY22
4.6 Stars	On Trustpilot
~190K	New customers since FY20

With the demand for online markets constantly increasing, Splash Wines is committed to its goal to controlling the online wine market. Currently, Splash Wines is working on next-generation packaging that allows the bottles to be stacked and allow for cost savings. Splash is also keeping up with the trends by working on incorporating wine-based seltzers and low-alcohol wines.

Join Splash Wines on its journey to bring the best wine into every home!

ABOUT

HEADQUARTERS
52 N Palmetto Avenue, Suite #106
Eagle, ID 83616

WEBSITE
View Site

Splash Wines is a leading direct-to-consumer (DTC) e-commerce wine company with revenues of $29,579,543 in 2022, making it a profitable and thriving leader in the wine industry.

TEAM



Robert Mackay Imeson
Chief Executive Officer, Director

Rob graduated from the Netherlands School of International Business in 1973 and Oregon State University in 1975. He started his career in the wine business in 1976, working for Noble Wines & Spirits. Rob was named President of Clan Importers in 1982. From 1985-1996 Rob built and went public with Simpatico Wines and launched MicroStar Keg Management. In 2009, Rob created Barclay's Wine, a DTC wine marketing company, which was acquired by Drinks, Inc in 2013. Rob formed Splash Wines Inc. in 2014



Abigail Knox Berman
Director

Abby graduated from the University of Colorado with a BA in Advertising and Marketing. She went on to be a co-founder and COO of W4, a premier digital and affiliate marketing agency which was sold to Digital Media Solutions in 2018. Abby has served on Splash's Board since inception.



Bruce Samuel Cunningham
President, Director

A 35-year wine industry executive, with extensive experience in wine sourcing, production and marketing. Bruce set-up AW Direct in 1996, a significant wine importer, producer & distributors in the US, before selling the company in 2015. Bruce was one of the initial investors in Splash and is now President, with specific responsibility for supporting product development and supply chain operations. Bruce was educated at Sydney Technical College (Business Studies, Marketing major) and graduated from the University of Adelaide (International Wine Marketing)



Garrett Mackay Imeson
Chief Marketing Officer

Accepted into the University of Washington at the age of 16, Garrett graduated at the age of 20 and entered Marketing in the alcohol space, spending several years gaining experience in the craft beer and DTC wine space. Garrett is a founding partner of Splash Wines and has led the Splash revenue generation program since the company's inception



Parker Louis Imeson
Chief Operating Officer

After graduating with a BA from the Univeristy of Arizona in 2014, I started with Splash in January of 2015 in a customer service capacity. My role quickly expanded to fit the needs of our growing business - first with the daily management of inventory, then customer loyalty program development, followed by systems technology oversight. In October of 2017 I was named COO. The most significant event of my tenure was navigating the business through the many challenges of the Covid-19 pandemic. Sudden explosive growth put strain across every area of our operation, it necessitated aggressive staff expansion and infrastructural upgrades amidst an unprecedented time. Splash answered the call and has emerged as an industry leader.



Dale Slear
Chief Information Officer

Dale is a technology expert who co-founded Wine Awesomeness and served as CTO. He has been designing technical applications and frameworks for the DTC eCommerce wine industry since 2013. Before his foray into eCommerce, Dale founded an aerial video production company and a boutique web design agency. He is also a former professional kitesurfer who travelled across the United States.



Michael Beane
Chief Financial Officer

Michael is a graduate of the University of Texas (BBA) and theUniversity of Chicago (MBA). Michael was a CPA with KPMG, worked as a Senior Manager in E&Y's Process Improvement and Financial Advisory Services business units. He has PE and corporate operating experience as CFO. Michael works with the executive team on strategy, planning, and budgeting.



Patrick William Mackay Imeson
Director

Managing Director of Black Diamond Financial Group, LLC, a Colorado base private equity venture capital group. Executive management positions in the airline, beverage, mining, energy, and finance industries.



Trevor Pettennude
Director

Trevor Pettennude is a proven Entrepreneur with a diverse portfolio of assets, which includes a merchant service banking company (Zuni Payments LLC, dba Banctek Solutions), a restaurant group (Pizza Republica), a Commercial real estate group (Zuni Capital Management), a vertically integrated cannabis company in Puerto Rico (Borincanna Inc) and most recently a 17 location Mississippi medical cannabis retail company (Rootdown LLC) and commercial related real estate company (STRS LLC). With a track record of making early round investments into over a dozen successful start-ups Trevor spends his time actively managing an array of companies and serving on boards for several companies including one NASDAQ company. He has a passion is for start-ups and building companies from the ground up. Over his career, Trevor has built up key relationships which include an array of fortune 500 companies, local businesses, and US Federal departments. Mr. Pettennude oversees and implements all major financial decisions; as wells as manages all finance employees; for his five main companies. It is Mr. Pettennude's understanding of complex corporate finance that have created the demand for his 3 outside board of director seats. Each of these companies has raised multimillions of dollars in the private debt and equity markets as well as the public Reg A markets. Mr. Pettennude has a B.A. with a major in Economics and minor in Finance.

TERMS

Splash Wines

Overview

PRICE PER SHARE
$1.87

VALUATION
$29.97M

FUNDING GOAL
$15k - $618k

Breakdown

MIN INVESTMENT
$499.29

OFFERING TYPE
Equity

MAX INVESTMENT
$617,995.73

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
8,021

MAX NUMBER OF SHARES OFFERED
330,479

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Combo/Avid Investor Perk

Invest $500+ (minimum investment) within the first two weeks and receive 5% bonus shares

Invest $1,000+ within the first two weeks and receive 7% bonus shares

Invest $2,500+ within the first two weeks and receive 10% bonus shares

Invest $5,000+ within the first two weeks and receive 12% bonus shares

Invest $10,000+ within the first two weeks and receive 15% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive an invitation to the Private Investor Group

Tier 2 Perk — Invest $1000+ and receive 5% Splash Cash

Tier 3 Perk — Invest $2,500+ and receive 5% Splash Cash and 3 bottles of Champagne

Tier 4 Perk — Invest $5,000+ and receive 5% SplashCash and 6 bottles of Champagne

Tier 5 Perk — Invest $10,000+ and receive 10% splash cash and Quarterly 15 bottle shipment for 1 year

Tier 6 Perk — Invest $25,000+ and receive 10% splash cash, 12 bottles of Chateau Franc-Cardinal, Quarterly 15 bottle shipment for 2 years, and Lifetime founders membership to splash wines

Tier 7 Perk — Invest $50,000+ and receive 10% Splash Cash, Lifetime Founders Membership to Splash and Dinner + winery tour with Founders in Napa, all-inclusive

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Splash Wines will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.87 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $187. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Time-Based Perks and Volume-Based Perks in addition to the aforementioned bonus.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Splash Wines.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
SPLASH WINES, INC.

The undersigned, for the purpose of amending the Articles of Incorporation of Splash Wines, Inc., an Idaho corporation (the "**Corporation**"), does hereby certify that:

1. Name. The name of the corporation is Splash Wines, Inc.

2. Amendment. The text of the amendment to the Corporation's Articles of Incorporation is set forth in the attached Certificate of Designation.

3. Approval by Board of Directors. The amendment was duly approved and adopted by unanimous written consent of the board of directors of the Corporation effective March 8, 2018, in the manner required and as permitted by the Idaho Business Corporation Act and the Corporation's Articles of Incorporation.

4. Approval by Shareholders. The amendment does not require shareholder approval.

SPLASH WINES, INC.

Dated: July 24, 2018 By: ____________________
Rob Imeson, President

C203656

SPLASH WINES, INC.

CERTIFICATE OF DESIGNATION OF SERIES A PREFERRED STOCK

Effective March 8, 2018, the Board of Directors ("**Board**") of Splash Wines, Inc. (the "**Corporation**") hereby designates a series of Preferred Stock to be known as the "**Series A Preferred Stock**" consisting of Two Million (2,000,000) shares (the "**Series A Preferred Stock**"). The following rights, powers, and privileges, and restrictions, qualifications, and limitations, shall apply to the Series A Preferred Stock.

A. DEFINITIONS

"**Original Issue Price**" means $1.00 per share for the Series A Preferred Stock.

"**Requisite Holders**" means the holders of at least a majority of the outstanding shares of Series A Preferred Stock (voting as a single class on an as-converted basis).

"**Articles**" means the Corporation's Articles of Incorporation, as amended by this Certificate of Designation and as may be amended and/or restated from time to time.

B. SERIES A PREFERRED STOCK

1. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series A Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) 1.2 times the Original Issue Price for such share of Series A Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Series A Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "**Deemed Liquidation Event**" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; provided that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the

Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series A Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Certificate of Designation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of the Articles or this Certificate of Designation, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 Election of Directors. In the election of directors to the Corporation, for so long as at least 25% of the initially issued shares of Series A Preferred Stock remain outstanding, the holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (such individual, the "**Series A Director**"). The Series A Director may be removed at any time as a director on the Board (with or without cause) upon, and only upon, the written request of the holders of the outstanding shares of Series A Preferred Stock (voting as a separate class by majority vote with each share of Series A Preferred Stock entitled to one vote). In the event that a vacancy is created on the Board at any time due to the death, disability, retirement, resignation, or removal of the Series A Director, then the holders of the outstanding shares of Series A Preferred Stock (voting as a separate class by majority vote with each share of Series A Preferred Stock entitled to one vote) shall have the right to designate an individual to fill such vacancy. In the event that the holders of shares of Series A Preferred Stock shall fail to designate in writing a representative to fill the vacant Series A Director seat on the Board, such Board seat shall remain vacant until such time as the holders of shares of Series A Preferred Stock elect an individual to fill such seat in accordance with this Section 2.2, and during any period where such seat remains vacant, the Board nonetheless shall be deemed duly constituted.

2.3 Series A Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Series A Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers, or privileges of the Series A Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Series A Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the Articles, as then in effect, that are senior to or on a parity with any series of Series A Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Series A Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Series A Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3. <u>Conversion</u>. The holders of the Series A Preferred Stock have the following conversion rights (the "**Conversion Rights**"):

3.1 <u>Right to Convert</u>.

3.1.1 <u>Conversion Ratio</u>. Each share of Series A Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Series A Preferred Stock by the Conversion Price for that series of Series A Preferred Stock in effect at the time of conversion. The "**Conversion Price**" for each series of Series A Preferred Stock means the Original Issue Price for such series of Series A Preferred Stock, which initial Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Certificate of Designation.

3.1.2 <u>Termination of Conversion Rights</u>. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Series A Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Series A Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Series A Preferred Stock into shares of Common Stock, a holder of Series A Preferred Stock shall surrender the certificate or certificates for the shares of Series A Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series A Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Series A Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "**Contingency Event**"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Certificate of Designation and a certificate for the number (if any) of the shares of Series A Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Series A Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Series A Preferred Stock, the Corporation shall at all times while any share of Series A Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not sufficient to effect the conversion of all then-outstanding shares of the Series A Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Articles. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Series A Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Series A Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Series A Preferred Stock that shall have been surrendered for conversion as provided in this Certificate of Designation shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Series A Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Series A Preferred Stock, no adjustment to the Conversion Price of the applicable series of Series A Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Series A Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Series A Preferred Stock is issued by the Corporation (such date referred to herein as the "**Original Issue Date**" for such series of Series A Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Series A Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Series A Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Series A Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Series A Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of

Series A Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Series A Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Series A Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Series A Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Series A Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Series A Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange, and Substitution. If at any time or from time to time after the Original Issue Date for a series of Series A Preferred Stock the Common Stock issuable upon the conversion of such series of Series A Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger, or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Series A Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Series A Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Series A Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6, or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Series A Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Series A Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Series A Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Series A Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Series A Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Series A Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Certificate of Designation and furnish to each holder of such series of Series A Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Series A Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Series A Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Series A Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Series A Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "**Mandatory Conversion Time**"), (i) all outstanding shares of Series A Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Series A Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series A Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Certificate of Designation, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Series A Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Series A Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series A Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series A Preferred Stock converted. Such converted Series A Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Series A Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Series A Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Series A Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Series A Preferred Stock **that** are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold, or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges, and other terms of the Series A Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series A Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation, or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Series A Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution, or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation, or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series A Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation, or winding-up, and the amount per share and character of such exchange applicable to the Series A Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Certificate of Designation to be given to a holder of shares of Series A Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication to the email address last shown on the records of the Corporation, and will be deemed sent upon such mailing or electronic transmission.